Exhibit (a)(5)(v)

LIONEL Z. GLANCY #134180
PETER A. BINKOW #173848
MICHAEL GOLDBERG #188669
GLANCY & BINKOW LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, California 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

PAUL J. GELLER JONATHAN STEN CAULEY GELLER BOWMAN & RUDMAN, LLP 1 Boca Place 2255 Glades Road, Suite 421-A Boca Raton, FL 33431 Telephone: (561) 750-3000 Facsimile: (561) 750-3364

Attorneys for Plaintiff Len Brody

SUPERIOR COURT OF CALIFORNIA

ORANGE COUNTY

LEN BRODY, on behalf of himself and all others similarly situated,
Case No. 03CC00211

Plaintiff,
vs.
CLASS ACTION
ROBERTS A. SMITH, ANDRE C. DIMITRIADIS, SANTO J. COSTA, JAMES J. PIECZYNSKI, DANIEL J. PARACKA AND GREGORY F. BORON, RIBAPHARM, INC. and ICN PHARMACEUTICALS, INC.,	JUDGE C. ROBERT JAMESON DEFT. CX101

Defendants.

SHAREHOLDER’S CLASS ACTION COMPLAINT

     Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 3, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

     1.     This is a stockholders’ class action on behalf of the public stockholders of defendant Ribapharm, Inc. (“Ribapharm” or the “Company”), against certain of its officers and directors and the controlling shareholder of Ribapharm to enjoin certain actions of defendants related to the proposed acquisition of the outstanding shares of Ribapharm common stock by its majority controlling shareholder, defendant ICN Pharmaceuticals, Inc. (“ICN”).

     2.     The consideration that ICN has stated it will offer to members of the Class (as defined below) in the proposed stock acquisition is unfair and grossly inadequate, because among other things, the intrinsic value of Ribapharm’s common stock is materially in excess of the amount offered, giving due consideration to the Company’s growth and anticipated operating results, net asset value and future profitability.

THE PARTIES

     3.     Plaintiff Len Brody is and at all relevant times has been an owner of Ribapharm common stock.

     4.     (a)     Defendant Ribapharm is a Delaware corporation with its principal executive offices located at 3300 Hyland Avenue, Costa Mesa, CA 92626. Ribapharm is a biotechnology company that seeks to discover, develop and commercialize products for the treatment of significant unmet medical needs, principally in the antiviral and anticancer areas.

          (b)     As of May 12, 2003, Ribapharm had 150 million shares of common stock outstanding, held by hundreds if not thousands of shareholders of record. Ribapharm common stock is listed and traded on the New York Stock Exchange under the ticker symbol RNA.

     5.  (a)     Defendant ICN is a Delaware corporation with its principal executive offices located at 3300 Hyland Avenue, Costa Mesa, CA 92626. ICN is a research-based pharmaceutical company that develops, manufactures and distributes a range of prescription and non-prescription pharmaceuticals under the ICN brand name.

          (b)     ICN and its affiliates now own and control, directly and indirectly, 80.1% of Ribapharm’s outstanding common stock. As such, ICN and its representatives on the Ribapharm board effectively control and dominate Ribapharm’s affairs. ICN, therefore, is a controlling shareholder and owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of Ribapharm.

     6.  (a)     At all relevant times, defendants Roberts A. Smith, Andre C. Dimitriadis, Santo J. Costa, James J, Pieczynski, Daniel J. Paracka (“Paracka”) and Gregory F. Boron have served as the directors of Ribapharm (collectively, the “Individual Defendants”).

          (b)     In addition, at all relevant times, defendant Paracka served as the Chairman of the Company’s Board of Directors.

     7.  By virtue of their positions as directors and/or officers of Ribapharm and/or their exercise of control and dominant ownership over the business and corporate affairs of Ribapharm, each and every of the Individual Defendants and ICN have, and at all relevant times had, the power to control and influence, and did control and influence and cause Ribapharm to engage in the practices complained of herein. Each Individual Defendant and ICN owed and owes Ribapharm and its stockholders fiduciary obligations and were and are required to: use their ability to control and manage Ribapharm in a fair, just and equitable manner; act in furtherance of the best interests of Ribapharm and its stockholders; govern Ribapharm in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and not to favor their own interests at the expense of Ribapharm and its stockholders.

     8.     As discussed in detail below, ICN, in concert with the Individual Defendants, as well as the Individual Defendants, who together control the actions of Ribapharm, have breached their fiduciary duties to Ribapharm’s public stockholders by acting to cause or facilitate ICN’s acquisition of the publicly-held minority shares of Ribapharm for unfair and inadequate consideration, and colluding in ICN’s coercive tactics in accompanying such buyout.

     9.     Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in the case of the Individual Defendants, in their capacity as directors and/or officers of Ribapharm and the liability of each arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes or transactions contemplated of herein.

CLASS ACTION ALLEGATIONS

     10.     Plaintiff brings this action pursuant to Rule 382 of the Rules of this Court, individually and on behalf of all other shareholders of the Company except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

     11.     This action is properly maintainable as a class action for the following reasons:

          a.     The Class is so numerous that joinder of all members is impracticable. There are in excess of 150 million shares of Ribapharm common stock which are outstanding, held by hundreds, if not thousands, of stockholders of Ribapharm stock who are members of the Class.

          b.     Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

          c.     There are questions of law and fact that are common to the Class and that predominate over any questions affecting individual class members. The common questions include, inter alia, the following:

               (i)     Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits ICN at the expense of the members of the Class;

               (ii)     Whether the Individual Defendants, as officers and/or directors of the Company, and ICN, the controlling stockholder of Ribapharm, are violating their fiduciary duties to plaintiff and the other members of the Class;

               (iii)     Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

               (iv)     Whether defendants have initialed and/or timed their buyout of Ribapharm shares to unfairly benefit ICN at the expense of Ribapharm’s public shareholders.

          d.     The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants’ actions.

          e.     Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

          f.     Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

     12.     The class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class who has suffered or will suffer damages to bring separate actions in various parts of the country.

SUBSTANTIVE ALLEGATIONS

A. The Company

     13.     Ribapharm is a biotechnology company that seeks to discover, develop and commercialize products for the treatment of significant unmet medical needs, principally in the antiviral and anticancer areas. In April 2002, ICN sold 20% of Ribapharm to the public in an initial public offering at $10 per share.

B. The Offer

     14.     In a press release issued on the morning of June 2, 2002, ICN announced that it intends to offer to acquire the balance of Ribapharm common stock that it does not already own for $5.60 per share in cash, or total consideration of $168 million. The offer represents a paltry premium of only 10% above the price of Ribapharm stock on the day before the announcement.

     15.     Investors also expressed their dissatisfaction with the price being offered. Bill Nasgovitz of Heartland Advisors Inc., a Milwaukee investment firm that owns a large position of Ribapharm stock, commented: “I think it’s a disgrace to the board of directors of ICN to have management steal this company from public investors at $5.60.”

     16.     ICN is a majority owner and partner of Ribapharm and is, therefore, well aware of the status of Ribapharm’s development and success. In making its inadequate offer to acquire the remaining stock of Ribapharm, ICN has tried to take advantage of the fact that the market price of Ribapharm stock does not fully reflect the progress and future value of the Company.

     17.     The price of $5.60 per share to be paid to the class members is unconscionable, unfair and grossly inadequate and constitute unfair dealing because, among other things, (a) the intrinsic value of the stock of Ribapharm is materially in excess of the $5.60 per share being proposed, giving due consideration to the possibilities of growth and profitability of Ribapharm in light of its business, earnings and earnings power, present and future; (b) the $5.60 per share price is inadequate and offers an inadequate premium to the public stockholders of Ribapharm; and (c) the $5.60 per share price is not the result of arm’s-length negotiations, but was fixed arbitrarily by ICN to “cap” the market price of Ribapharm stock, as part of a plan for defendants to obtain complete ownership of Ribapharm’s assets and business at the lowest possible price. The intrinsic unfairness in defendants’ actions is also the product of the currently undervalued price of the shares in the marketplace.

     18.     The stock acquisition price that ICN has offered and which constitutes the maximum it would agree to pay in a buy-out has been dictated by ICN to serve its own interests, and is being crammed down by ICN and its representatives on Ribapharm’s Board to force Ribapharm’s minority shareholders to relinquish their Ribapharm shares at a grossly unfair price. Such action constitutes unfair dealing.

     19.     ICN, by reason of its 80.1% ownership of Ribapharm’s outstanding shares, is in a position to ensure effectuation of the transaction without regard to its fairness to Ribapharm’s public shareholders.

     20.     Because ICN is in possession of proprietary corporate information concerning Ribapharm’s future financial prospects, the degree of knowledge and economic power between ICN and the class members is unequal, making it grossly and inherently unfair for ICN to obtain the remaining 19.9% of Ribapharm’s shares at the unfair and inadequate price that it has proposed.

     21.     By offering a grossly inadequate price for Ribapharm’s shares and threatening or planning to use its coercive means of control to force the consummation of the transaction. ICN is violating its duties as a majority shareholder.

     22.     Any buyout of Ribapharm public shareholders by ICN on the terms recently offered will deny class members their right to share proportionately and equitably in the true due value of Ribapharm’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

     23.     Defendants’ fiduciary obligations require them to:

          (a)     act independently so that the interests of Ribapharm’s public stockholders will be protected;

          (b)     adequately ensure that no conflicts of interest exist between defendants own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of Ribapharm’s public stockholders; and

          (c)     provide Ribapharm’s stockholders with genuinely independent representation in the negotiations with ICN.

     24.     Because ICN controls 80.1% of Ribapharm, no auction or market check can be effected to establish Ribapharm’s worth. Thus, ICN has the power and is exercising its power to acquire Ribapharm’s minority shares and dictate terms which are in ICN’s best interest, without competing bids and regardless of the wishes or best interests of class members or the intrinsic value of Ribapharm’s stock.

     25.     By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of Ribapharm and are engaging in improper, unfair dealing and wrongful and coercive conduct.

     26.     Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

     27.     By reason of the foregoing, defendants have violated the fiduciary duties which each of them owes to plaintiff and the other members of the Class.

     28.     Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.

     29.     Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate buyout on unfair and inadequate terms which will exclude the Class from its fair proportionate share of Ribapharm’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

     30.     Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

              A.     Declaring that this action is properly maintainable as a class action, and certifying plaintiff as a class representative;

              B.     Declaring that the defendants and each of them have committed or participated in a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the Class or aided and abetted such breaches;

              C.     Enjoining the proposed transaction and, if the transaction is consummated, rescinding the transaction;

              D.     Awarding plaintiff and the Class compensatory damages and/or rescissory damages;

              E.     Awarding plaintiff the costs and disbursements of this action, including allowance for plaintiff’s attorneys’ and experts’ fees; and

              F.     Granting such other, and further relief as this Court may deem to be just and proper.

Dated: June 3, 2003	GLANCY & BINKOW LLP

	By	/s/ Lionel Z. Glancy

Lionel Z. Glancy Peter A. Binkow Michael Goldberg

1801 Avenue of the Stars, Suite 311 Los Angeles, CA 90067 Telephone: (310) 201-9150 Facsimile: (310) 201-9160

PAIL J. GELLER JONATHAN STEIN CAULEY & GELLER, LLP One Boca Place - 2255 Glades Road #421A Boca Raton, FL 33431 Telephone: (561) 750-3000 Facsimile: (561) 750-3364

Attorneys for Plaintiff Len Brody